AMENDMENT NO. 2

to

AMENDED & RESTATED

BY-LAWS

of

VIRTUS ALTERNATIVE SOLUTIONS TRUST

A Delaware Statutory Trust

The following amendments to the Amended and Restated By-Laws (the “By-Laws”) of Virtus Alternative Solutions Trust (the “Trust”) was duly adopted by resolution of a majority of the Trustees of the Trust at a meeting of the Trustees held on November 16, 2022.

1.	All references to the Chairman shall hereafter refer to the Chair.

2.	Section 15(b) (Adjournments) of Article IV (Meetings of Shareholders) of the By-Laws is hereby amended to read in its entirety as follows:

(b) A meeting of Shareholders may be adjourned from time to time without further notice to Shareholders to a date within a reasonable time after the original meeting date.

Approved: November 16, 2022